September 26, 2008


Securities and Exchange Commission
Washington, D.C.  20549-7010

Attn:    Anne Nguyen Parker
         Mail Stop 7010

         Re:      Legend International Holdings, Inc.
                  Registration Statement on Form S-1
                  File No. 333-152691
                  -----------------------------------------------


Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legend International Holdings, Inc., a Delaware corporation (the "Company") hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-152691) be accelerated so that the Registration Statement will become effective by 5:00 P.M. on Tuesday, September 30, 2008 or as soon thereafter as practicable.

         The Company hereby acknowledges the following:

               o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,


/s/ PETER LEE
-----------------------
PETER LEE
CHIEF FINANCIAL OFFICER